UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
12500

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Nationwide Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One Nationwide Plaza, Mailing Code 1-33-401
(No. and Street)

Columbus	OH	43215
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ewan Roswell	917-589-1993	roswele@nationwide.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG, LLP
(Name – if individual, state last, first, and middle name)

191 W. Nationwide Blvd	Columbus	OH	43215
(Address)	(City)	(State)	(Zip Code)

10/20/2003	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ewan Roswell, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Nationwide Securities, LLC, as of 3/5, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NOTARIAL SEAL STATE OF OHIO

Ryan James Lamb
Notary Public, State of Ohio
Commission #: 2024-RE-883431
My Commission Expires 10-30-29

Signature: [signature]

Title:
Associate Vice President, Finance

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

NATIONWIDE SECURITIES, LLC

(A Wholly-Owned Subsidiary of NFS Distributors, Inc.)

Financial Statements and Schedules

December 31, 2024

(With Report of Independent Registered Public Accounting Firm Thereon)

NATIONWIDE SECURITIES, LLC
(A Wholly-Owned Subsidiary of NFS Distributors, Inc.)

Table of Contents

KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Managers
Nationwide Securities, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Nationwide Securities, LLC (the Company) as of December 31, 2024, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have not been able to determine the specific year that we began serving as the Company's auditor; however, we are aware that we have served as the Company's auditor since at least 1965.

Chicago, Illinois
March 10, 2025

NATIONWIDE SECURITIES, LLC
(A Wholly-Owned Subsidiary of NFS Distributors, Inc.)

Statement of Financial Condition

		December 31, 2024
Assets		
Cash	$	3,204,297
Short-term investments		6,464,237
Receivables:		
Investment companies		213,019
Broker dealers		37,426
Other receivables		25,200
Prepaid expenses		29,804
Clearing organization deposit		100,000
Total assets	$	10,073,983
Liabilities and member's equity		
Liabilities		
Payable to affiliates	$	944,756
Total liabilities	$	944,756
Member's equity		
Member's equity	$	9,129,227
Member's equity	$	9,129,227
Total liabilities and member's equity	$	10,073,983

See accompanying notes to the financial statements.

NATIONWIDE SECURITIES, LLC

(A Wholly-Owned Subsidiary of NFS Distributors, Inc.)

Statement of Operations

		Year ended December 31, 2024
Revenues		
Revenue from sales of variable products of affiliates	$	1,705,606
Revenue from sales of non-commissionable securities		2,932,017
Interest income		299,639
Total revenues	$	4,937,262
Expenses		
Registered representatives' compensation from sales of variable products of affiliates	$	1,705,606
Compensation and benefits		4,565,148
Other operating expenses		2,216,377
Total expenses	$	8,487,131
Net loss	$	(3,549,869)

See accompanying notes to the financial statements.

NATIONWIDE SECURITIES, LLC
(A Wholly-Owned Subsidiary of NFS Distributors, Inc.)

Statement of Changes in Member's Equity

		Member's equity
Balance as of December 31, 2023	$	8,679,096
Capital contributions		4,000,000
Net loss		(3,549,869)
Balance as of December 31, 2024	$	9,129,227

See accompanying notes to the financial statements.

NATIONWIDE SECURITIES, LLC
(A Wholly-Owned Subsidiary of NFS Distributors, Inc.)

Statement of Cash Flows

		Year ended December 31, 2024
Cash flows from operating activities		
Net loss	$	(3,549,869)
Adjustments to reconcile net loss to net cash used in operating activities:		
Net (increase) decrease in assets:		
Receivables from investment companies		(1,132)
Receivables from broker dealers		48,260
Receivables from others		400
Prepaid expenses		53,870
Net (decrease) in liabilities:		
Payable to affiliates		(242,385)
Other liabilities		(17,549)
Net cash used in operating activities	$	(3,708,405)
Cash flows from investing activities		
Net change in short-term investments	$	(300,039)
Net cash used in investing activities	$	(300,039)
Cash flows from financing activities		
Capital contributions	$	4,000,000
Net cash provided by financing activities	$	4,000,000
Net decrease in cash	$	(8,444)
Cash at beginning of year		3,212,741
Cash at end of year	$	3,204,297

See accompanying notes to the financial statements.

(1) Nature of Operations

Nationwide Securities, LLC ("the Company") is a wholly-owned subsidiary of Nationwide Financial Services Distributors, Inc. ("NFSDI"), which in turn is a wholly-owned subsidiary of Nationwide Financial Services, Inc. ("NFS"). NFS is a holding company formed by Nationwide Corporation, a majority-owned subsidiary of Nationwide Mutual Insurance Company ("NMIC"). The Company is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a registered investment advisor under the Investment Advisers Act of 1940. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation. The Company is exempt from the provisions of Rule 15c3-3 (Customer Protection) under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(ii) of that rule and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F. R. §240.17a-5 are limited to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and the Company did not (a) directly or indirectly receive, hold or otherwise own funds or securities to customers, (b) carry accounts of or for customers and (c) carry PAB accounts throughout the most recent fiscal year. To qualify for the exemption under paragraph (k)(2)(ii), the Company must clear customer transactions through the clearing broker-dealer, Pershing LLC, on a fully-disclosed basis. The Company is prohibited from carrying customer accounts and must promptly transmit all customer funds and securities received in connection with its broker-dealer activities to its clearing broker-dealer.

The Company is currently registered in all 50 states and the District of Columbia. The Company engages in the distribution of variable life insurance policies, variable annuities, mutual funds and general securities through independent agents and direct channel. The Company is the underwriter and distributor of variable life insurance policies and variable annuity contracts issued by NFS' subsidiaries Nationwide Life Insurance Company ("NLIC") and Nationwide Life and Annuity Company ("NLAIC").

The Company collects commissions for Nationwide Financial General Agency Inc. ("NFGA"), a wholly-owned subsidiary of NFSDI, through its National Securities Clearing Corporation account, on a pass-through basis, and remits the amounts to NFGA monthly. Any amounts due to NFGA as of the reporting date are included in Payable to affiliates on the Statement of Financial Condition.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements were prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates.

Cash

Cash consists of cash deposited in noninterest-bearing accounts.

Short-term Investments

Short-term investments consist of highly liquid investments with original maturities of twelve months or less. Short-term investments are generally held at major financial institutions and in open-end money market mutual funds registered under the Investment Company Act of 1940. Short-term investments of $6,464,237 as of December 31, 2024, are held in a Nationwide money market fund and carried at fair value based on its daily reported net asset value. Related parties under common management provide administrative and investment advisory services for the Nationwide money market fund.

Receivables

The amounts shown for all receivables represent their estimated future realizable balances. The receivables are short-term in nature, with substantially all balances expected to be received within a three month period.

Segment Information

The Company has one reportable segment, Broker Dealer Operations ("BDO"), which derives its revenues from distribution of variable annuities and variable life products as noted in nature of operations. The accounting policies of BDO are the same as those described in the summary of significant accounting policies. The Chief Operating Decision Maker ("CODM") includes the finance and operations principal and president of the Company. As the Company has one reportable segment, the CODM assesses segment profit and loss, revenues and expenses of BDO that is reported on the Statement of Operations. The measure of BDO assets is reported on the Statement of Financial Condition.

Recognition of Revenue and Expenses

The Company records commission revenue based on the sales of variable products of affiliates on which commissions are paid to its registered representatives. This revenue, which is based on agreed upon commission rates, is recognized when the Company's performance obligation is satisfied and recorded as Revenue from sales of variable products of affiliates on the Statement of Operations. Within the contractual agreement, the performance obligation for the Company is to distribute variable products. Certain commission revenue is considered constrained, variable revenue within Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 606 as there is low distribution predictive value at contract inception. The uncertainty is dependent on the account value at future points in time as well as the length of time and whether the policy remains in force, all of which are highly susceptible to factors outside the Company's influence. The Company does not believe that it can overcome this constraint until the account value and the investor activities are known, which are usually monthly. Other commission revenue is earned at the time of purchase by investor and is recorded monthly. As the Company is primarily responsible for fulfilling these sales, they represent the principal of this relationship and record the associated revenue on a gross basis. Commission expense and related service fees are expensed when incurred and reported as Registered representatives' compensation from sales of variable products of affiliates on the Statement of Operations.

The Company receives revenue from securities and mutual funds transactions that are not associated with a registered representative and for which no commission expense is incurred. Within the contractual agreement, the performance obligation for NSLLC is to distribute. This revenue is recognized when NSLLC's performance obligation is satisfied, on a settlement date basis and is reported on the Statement of Operations as Revenue from sales of non-commissionable securities. The difference between trade date and settlement date accounting is not material. Certain non-commissionable revenue is considered constrained, variable revenue within FASB ASC 606 as there is low predictive value at contract inception. The uncertainty is dependent on the account value at future points in time as well as the length of time and whether the policy remains in force, all of which are highly susceptible to factors outside the Company's influence. The Company does not believe that it can overcome this constraint until the account value and the investor activities are known, which are usually monthly. Other non-commissionable revenue is earned at the time of purchase by the investor and is recorded monthly.

The Company has no remaining performance obligations to satisfy related to revenue from contracts with customers that has been recognized as of December 31, 2024. Interest income is outside of the scope of FASB ASC 606 and is recognized as earned, on a monthly basis.

All expenses are recognized in the period incurred.

Concentrations of Credit Risk

In the normal course of business, the Company is involved in the execution and settlement of various customer securities transactions for which it earns revenue. The Company seeks to control the risks associated with these activities by not financing customer transactions and by selling investment products of institutions which the Company believes are financially sound.

Income Taxes

The Company is a single member limited liability company and thus, is considered and treated as a disregarded entity for federal income tax purposes. Therefore, no provision or liability for income taxes has been included in the financial statements. All of the Company's taxable income and expenses are included in the income and expense of its single member parent.

In August 2022, the Inflation Reduction Act of 2022 ("Act") was passed by the US Congress and signed into law. The Act includes a new Federal corporate alternative minimum tax ("CAMT"), effective in 2023, that is based on the adjusted financial statement income set forth on the applicable financial statement of an applicable corporation. The Company is a disregarded entity for federal income tax purposes and therefore is not impacted by the CAMT.

Recently Adopted Accounting Standards

On January 1, 2024, the Company retrospectively adopted ASU 2023-07, *Segment reporting (Topic 280): Improvements to Reportable Segment Disclosure*, requiring public entities to disclose information about their reportable segments. See Note, *Segment Information*, above for further detail. The ASU, which also applies to public entities with a single reportable segment, requires disclosure of the title and position of CODM, and how the CODM uses the reported measure of segment profit or loss in assessing segment performance and deciding how to allocate resources.

(3) Fair Value Measurement

Fair Value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses a market approach as the valuation technique due to the nature of the Company's investments. This technique maximizes the use of observable inputs and minimizes the use of unobservable inputs.

The Company categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument in its entirety.

The Company categorizes financial assets recorded at fair value as follows:

Level 1. Unadjusted quoted prices accessible in active markets for identical assets at the measurement date.

Level 2. Unadjusted quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active or inputs (other than quoted prices) that are observable or that are derived principally from or corroborated by observable market data through correlation or other means.

Level 3. Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Inputs reflect management's best estimate about the assumptions market participants would use at the measurement date in pricing the asset or liability. Consideration is given to the risk inherent in both the method of valuation and the valuation inputs.

The Company invests only in assets with fair value measurements in level 1 of the fair value hierarchy.

The following table summarizes assets held at fair value on a recurring basis as of December 31, 2024:

	Level 1	Level 2	Level 3	Total
Assets:				
Short-term investments	$ 6,464,237	$ -	$ -	$ 6,464,237
Assets at fair value	$ 6,464,237	$ -	$ -	$ 6,464,237

The Company did not have any assets or liabilities reported at fair value on a nonrecurring basis required to be disclosed.

(4) Net Capital Requirements

The Company, as a registered broker-dealer of securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 ("the Rule"). Accordingly, the Company is required to maintain minimum net capital, as defined under such provisions, of the greater of $5,000 or 6-2/3% of aggregate indebtedness, as those terms are defined in the Rule. The minimum net capital requirement was $62,984 on December 31, 2024. The Rule also requires that aggregate indebtedness shall not exceed fifteen times net capital.

On December 31, 2024, the Company exceeded the FINRA minimum net capital by $8,531,151. In addition, the Company's aggregate indebtedness was 11.0% of net capital. As such, both elements of the net capital requirements were met.

(5) Contingencies

The Company is subject to legal and regulatory proceedings in the ordinary course of its business. These include proceedings specific to the Company and proceedings generally applicable to business practices in the industries in which the Company operates. The outcomes of these proceedings cannot be predicted due to their complexity, scope and many uncertainties. The Company believes, however, that based on currently known information, the ultimate outcome of all pending legal and regulatory proceedings is not likely to have a material adverse effect on the Company's financial position.

The Company is subject to oversight by federal and state regulatory entities. Such regulatory entities may, in the normal course, be engaged in general or targeted inquiries, examinations and investigations of the Company and/or its affiliates. With respect to all such scrutiny directed at the Company or its affiliates, the Company cooperates with regulators.

(6) Related Party Transactions

The Company has entered into cost sharing agreements with NMIC and other affiliates as part of its ongoing operations. Expenses covered under the agreements are subject to allocation among NMIC and those affiliates. The criteria used to allocate expenses among companies include individual employee estimates of time spent, special cost studies and other methods agreed upon by participating companies.

For the year ended December 31, 2024, the Payable to affiliates balance includes $718,055 of current month's expenses charged to the Company under its cost sharing agreement, and $226,701 of fixed sales commissions that the Company collected for NFGA. The Compensation and benefits and Other operating expenses recorded in the Statement of Operations were incurred under the aforementioned agreement. The Payable to affiliates is settled in cash on a monthly basis.

The Company received a $4,000,000 capital contribution from NFSDI for the year ended December 31, 2024, to continue to support the Company's net capital requirements.

During 2024, the Company reported revenue and related commission expense and service fees for sales of the following affiliated companies' products:

	Revenues	Registered representatives' compensation
NLIC and NLAIC variable annuities	$ 986,782	$ 986,782
NLIC and NLAIC variable life	718,824	718,824
Total	$ 1,705,606	$ 1,705,606

Trail commissions associated with affiliated products of $447,814 are included in Revenue from sales of non-commissionable securities on the Statement of Operations.

(7) Employee Benefit Plan

Full time equivalent employees allocated to the Company participate in several benefit plans sponsored by NMIC, for which the Company has no legal obligations. Expenses are allocated to the companies who employ participants.

(8) Agreement with Clearing Broker-Dealer

The Company has entered into an agreement with an unaffiliated broker-dealer to execute securities transactions on behalf of its customers. The Company fully discloses this arrangement to its customers. The clearing broker remits commission revenue to the Company, net of fees for clearing and other services. The Company is subject to off-balance-sheet risk in that it is responsible for losses incurred by the clearing broker that result from a customer's failure to complete securities transactions as provided for in the agreement. No provision for losses has been recorded in the financial statements relating to these transactions based on management's analysis of this exposure as of December 31, 2024.

(9) Subsequent Events

The Company evaluated subsequent events through March 10, 2025, the date at which the financial statements were issued, and determined there were no additional items to disclose.

NATIONWIDE SECURITIES, LLC

(A Wholly-Owned Subsidiary of NFS Distributors, Inc.)

Computation of Net Capital and Aggregate Indebtedness
under Rule 15c3-1 of the Securities Exchange Act of 1934

December 31, 2024

Computation of Net Capital

1. Total equity from Statement of Financial Condition	$	9,129,227
2. Deduct member's equity not allowable for net capital		-
3. Total member's equity qualified for net capital		9,129,227
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
B. Other (deductions) or allowable credits		-
5. Total capital and allowable subordinated liabilities		9,129,227
6. (Deductions) and/or charges:		
A. Total nonallowable assets from Statement of Financial Condition		(405,449)
B. Other (deductions) and/or charges		(358)
7. Other additions and/or (credits)		-
8. Net capital before haircuts on securities positions		8,723,420
9. Haircuts on securities		(129,285)
10. Net capital	$	8,594,135

Computation of Basic Net Capital Requirement

11. Minimum net capital required (6-2/3% of Line 19)	$	62,984
12. Minimum net capital requirement of reporting broker		5,000
13. Net capital requirement (greater of line 11 or 12)		62,984
14. Excess net capital (line 10 less line 13)		8,531,151
15. Net capital less greater of 10% of line 19 or 120% of line 12	$	8,499,659

Computation of Aggregate Indebtedness

16. Total aggregate indebtedness liabilities from Statement of Financial Condition	$	944,756
17. Add drafts for immediate credit		-
18. Deduct adjustment based on Special Reserve Accounts (15c3-1(c)(1)(VII))		-
19. Total aggregate indebtedness	$	944,756
20. Percentage of aggregate indebtedness to net capital (line 19/line 10)		11.0%

Schedule of Nonallowable Assets (Line 6A)

Receivables from investment companies and others	$	375,645
Prepaid expenses		29,804
Total Line 6A	$	405,449

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II-A of Form X-17A-5 as of December 31, 2024, which was filed on **January 27, 2025**.

See accompanying report of independent registered public accounting firm.

NATIONWIDE SECURITIES, LLC

(A Wholly Owned Subsidiary of NFS Distributors, Inc.)

Computation of the Determination of Reserve Requirements and Computation for Determination of PAB Account Reserve of Brokers and Dealers under Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2024

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as of December 31, 2024, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(ii) of that rule and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F. R. §240.17a-5 are limited to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and the Company did not (a) directly or indirectly receive, hold or otherwise own funds or securities to customers, (b) carry accounts of or for customers and (c) carry PAB accounts throughout the most recent fiscal year.

See accompanying report of independent registered public accounting firm.

NATIONWIDE SECURITIES, LLC

(A Wholly Owned Subsidiary of NFS Distributors, Inc.)

Information Relating to the Possession or Control Requirements
under Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2024

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as of December 31, 2024, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(ii) of that rule and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F. R. §240.17a-5 are limited to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and the Company did not (a) directly or indirectly receive, hold or otherwise own funds or securities to customers, (b) carry accounts of or for customers and (c) carry PAB accounts throughout the most recent fiscal year.

See accompanying report of independent registered public accounting firm.

KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

To the Board of Managers
Nationwide Securities, LLC:

We have reviewed management's statements, included in the accompanying Nationwide Securities, LLC 2024 Exemption Report (the Exemption Report), in which Nationwide Securities, LLC (the Company) identified the following provisions of 17 C.F.R. § 240.15c3-3(k)(2) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii), and is filing the exemption report pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company's other business activities are limited to effecting securities via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) (together, the exemption provisions). We have also reviewed management's statements, included in the Exemption Report, in which the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2024 except as described in its Exemption Report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

KPMG LLP

Chicago, Illinois
March 10, 2025

Nationwide Securities, LLC
2024 Exemption Report

Nationwide Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption under the provision of 17 C.F.R. §240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 15c3-3 throughout most recent fiscal year except as described below:

a) The Company identified twenty (20) instances that we cannot demonstrate compliance with the Rule.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions and the Company (a) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (b) did not carry accounts of or for customers; and (c) did not carry PAB accounts throughout the most recent fiscal year, except as described below:

a) The Company met the identified exemption provisions of Footnote 74 of the SEC Release No. 34-70073 throughout the recent fiscal year ending December 31, 2024.

Nationwide Securities, LLC
We, Ewan Roswell and James Rabenstine, swear (or affirm) that, to the best of our knowledge and belief, this Exemption Report is true and correct.

Signed by:
By: Ewan Roswell
40AFA17B4EC44FF...
Title: **Associate Vice President, Finance**
Date: **March 10, 2025**

DocuSigned by:
By: James Rabenstine
D196EA52B0A24B1...
Title: **VP, Chief Compliance Officer**
Date: **March 10, 2025**

One Nationwide Plaza
Columbus, OH 43215-2220